Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the registration statements on form S-8 (File No. 333-219848, 333-185498, 333-196116 and 333-198092) of SSR Mining Inc. (the company) of our report dated February 21, 2019 relating to the 2018 and 2017 consolidated financial statements and the effectiveness of internal control over financial reporting of the company as at December 31, 2018, which appears in Exhibit 99.1 to the company’s Form 6-K filed with the U.S. Securities and Exchange Commission on February 21, 2019.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants
Vancouver, Canada
February 21, 2019